CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three months ended March 31, 2016 and 2015

This page intentionally left blank.

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION
(Expressed in Thousands of United States Dollars) - Unaudited

		March 31,	December 31,
	Notes	2016	2015
ASSETS
Current
Cash and cash equivalents	6	$90,790	$108,667
Trade and other receivables	7	30,688	43,234
Inventories	8	76,313	70,080
Other		5,827	6,220
		203,618	228,201
Non-current
Mineral interests and plant and equipment	9	1,689,063	1,674,512
VAT and other receivables		51,843	37,404
Restricted cash		2,500	2,500
Deferred tax asset		1,368	2,376
Goodwill		57,468	57,468
		1,802,242	1,774,260
Total Assets		$2,005,860	$2,002,461
LIABILITIES
Current
Accounts payable and accrued liabilities	10	$72,183	$99,748
Debt	11	35,000	35,000
Lease obligations	12	6,543	6,151
Income tax payable		6,088	9,981
		119,814	150,880
Non-current
Lease obligations	12	6,300	7,711
Reclamation provision	13	47,378	39,524
Deferred tax liability		130,008	134,641
Other		10,993	5,674
Total Liabilities		314,493	338,430
SHAREHOLDERS’ EQUITY
Share capital	17e	1,917,770	1,914,676
Share-based payment reserve	17	19,463	19,372
Deficit		(245,866)	(270,017)
Total Shareholders’ Equity		1,691,367	1,664,031
Total Liabilities and Shareholders’ Equity		$2,005,860	$2,002,461

Contingencies and Events after the reporting period (notes 25 and 26)

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”
Dan Rovig	Kevin McArthur
INDEPENDENT LEAD DIRECTOR	CEO and EXECUTIVE CHAIR

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	1

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF OPERATIONS AND TOTAL COMPREHENSIVE INCOME
(Expressed in Thousands of United States Dollars, Except Per Share and Share Information) - Unaudited

		Three Months Ended
			March 31,
	Notes	2016	2015
Revenues	14, 21	$132,133	$85,282
Operating costs
Production costs	15	59,011	23,944
Royalties		919	6,997
Depreciation and depletion	21	17,592	9,325
Total operating costs		77,522	40,266
Mine operating earnings		54,611	45,016

Other operating expenses
Exploration		377	515
General and administrative	16	7,879	5,813
Total other operating expenses		8,256	6,328
Earnings from operations		46,355	38,688

Other (income) expense
Interest income		(1,041)	-
Interest expense		1,873	898
Foreign exchange gain		(2,187)	(168)
Other expense		74	137
Total other (income) expense		(1,281)	867

Earnings before income taxes		47,636	37,821
Current income tax expense	18	13,453	6,748
Deferred income tax benefit	18	(3,625)	(817)
Earnings and total comprehensive income		$37,808	$31,890

Earnings per share
Basic	19	$0.17	$0.22
Diluted	19	$0.17	$0.22

Weighted average shares outstanding
Basic	19	227,759,571	147,851,637
Diluted	19	227,898,279	148,131,616

See accompanying notes to the condensed interim consolidated financial statements.

2	Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of United States Dollars) - Unaudited

		Three Months Ended
			March 31,
	Notes	2016	2015
OPERATING ACTIVITIES
Net earnings for the period		$37,808	$31,890
Adjustments for:
Interest expense and financing fees		1,873	961
Income tax expense	18	9,828	5,931
Items not involving cash:
Depreciation and depletion		18,114	9,605
Loss on disposition of plant and equipment		11	-
Gain on currency swap		(814)	-
Share-based payments	17	1,661	563
Unrealized foreign exchange loss (gain)		126	(108)
Accretion		712	51
Cash provided by operating activities before changes in working capital		69,319	48,893
Changes in working capital	20	(26,908)	(16,293)
Cash provided by operating activities		42,411	32,600
Income taxes paid		(17,118)	(6,826)
Net cash provided by operating activities		25,293	25,774

INVESTING ACTIVITIES
Mineral interests additions	9	(27,406)	(10,635)
Net cash used in investing activities		(27,406)	(10,635)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options		1,565	84
Dividends paid to shareholders	19	(13,657)	(8,861)
Loan origination fees		(116)	(64)
Interest paid		(1,642)	(779)
Payments on finance leases		(1,569)	(32)
Net cash used in financing activities		(15,419)	(9,652)

Effect of exchange rates on cash and cash equivalents		(345)	108
Increase in cash and cash equivalents		(17,877)	5,595
Cash and cash equivalents, beginning of period		108,667	80,356
Cash and cash equivalents, end of period	6	$90,790	$85,951

Supplemental cash flow information (note 20)

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	3

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF CHANGES IN EQUITY
(Expressed in Thousands of United States Dollars, Except Share Information) - Unaudited

				Share-
				Based
		Number of	Share	Payment
	Notes	Shares	Capital	Reserve	Deficit	Total
At January 1, 2016		227,401,681	$1,914,676	$19,372	$(270,017)	$1,664,031
Net earnings and total comprehensive earnings		-	-	-	37,808	37,808
Shares issued under the Share Plan	17	45,000	621	(621)	-	-
Shares issued on exercise of stock options	17	214,147	2,473	(908)	-	1,565
Share-based payments	17	-	-	1,620	-	1,620
Dividends paid to shareholders	19	-	-	-	(13,657)	(13,657)
At March 31, 2016		227,660,828	1,917,770	19,463	(245,866)	1,691,367

				Share-
				Based
		Number of	Share	Payment
	Notes	Shares	Capital	Reserve	Deficit	Total
At January 1, 2015		147,644,671	$1,014,656	$11,793	$(148,389)	$878,060
Net earnings and total comprehensive income		-	-	-	31,890	31,890
Shares issued under the Share Plan	17	73,667	1,575	(1,575)	-	-
Shares issued on exercise of stock options	17	16,437	123	(39)	-	84
Share-based payments	17	-	-	786	-	786
Dividends paid to shareholders	19	-	-	-	(8,861)	(8,861)
At March 31, 2015		147,734,775	1,016,354	10,965	(125,360)	901,959

See accompanying notes to the condensed interim consolidated financial statements.

4	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in Thousands of United States Dollars, Except as Otherwise Stated) - Unaudited
Three Months Ended March 31, 2016 and 2015

1.	OPERATIONS

Tahoe Resources Inc. (“Tahoe”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed interim consolidated financial statements (“interim financial statements”) include the accounts of Tahoe and its wholly owned subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests in the Americas.

The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Audit Committee of the Company’s Board of Directors authorized issuance of these interim financial statements on May 3, 2016.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting

Standards Board (“IFRS”). As such, certain disclosures required by IFRS have been condensed or omitted. These interim financial statements should be read in conjunction with the

Company’s audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2015 and 2014 (“consolidated financial statements”).

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of measurement

These interim financial statements have been prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company’s consolidated financial statements, except as noted in note 4.

b)	Currency of presentation

These interim financial statements are presented in United States dollars (“USD”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD.

c)	Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the interim financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Condensed Interim Consolidated Financial Statements	5

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at March 31, 2016 are as follows:

			Mining Properties
Direct parent company		Ownership	and development
(operating segment)	Location	Percentage	projects owned
Minera San Rafael, S.A. (Silver segment)	Guatemala	100%	El Escobal mine
La Arena S.A. (Gold segment)	Peru	100%	La Arena mine
Shahuindo S.A.C. (Gold segment)	Peru	100%	Shahuindo project

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new or amended accounting standards effective January 1, 2016

i.	New or amended standards adopted with no material impact on the Company’s interim financial statements.

The Company has evaluated the following new or amended IFRS standards and has determined there to be no material impact on the interim financial statements upon adoption:

•	IFRS 5 – Non-Current Assets Held For Sale and Discontinued Operations;
•	IFRS 7 – Financial Instruments: Disclosures;
•	IFRS 10 – Consolidated Financial Statements;
•	IFRS 11 – Joint Arrangements;
•	IFRS 12 – Disclosure of Interest in Other Entities;
•	IAS 1 – Presentation of Financial Statements;
•	IAS 16 – Property, Plant and Equipment;
•	IAS 28 – Investments in Associates and Joint Ventures;
•	IAS 34 – Interim Financial Reporting; and
•	IAS 38 – Intangible Assets.

ii.	New or amended standards adopted with material impact on the Company’s consolidated financial statements.

There were no new standards applied for periods beginning on or after January 1, 2016 that have a material impact on the interim financial statements.

b)	Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the three months ended March 31, 2016, and have not been applied in preparing these interim financial statements. The Company is currently evaluating the impact these standards are expected to have on its interim financial statements. The standards and interpretations under evaluation are:

i.	New or amended standards effective January 1, 2017.

•	IAS 7 – Statement of Cash Flows; and
•	IAS 12 – Income Taxes.

6	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

ii.	New amended standards effective January 1, 2018 and thereafter.

•	IFRS 9 – Financial Instruments;
•	IFRS 15 – Revenue from Contracts with Customers; and
•	IFRS 16 – Leases.

5.	CRITICAL JUDGMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

The preparation of interim financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the three months ended March 31, 2016 are consistent with those applied and disclosed in note 5 of the consolidated financial statements.

The Company’s interim results are not necessarily indicative of its results for a full year.

6.	CASH AND CASH EQUIVALENTS

	March 31,	December 31,
	2016	2015
Cash	$90,263	$108,140
Cash equivalents	527	527
	$90,790	$108,667

7.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,
	2016	2015
Trade receivables	$15,006	$17,239
VAT receivable	15,018	23,935
Other	664	2,060
	$30,688	$43,234

8.	INVENTORIES

	March 31,	December 31,
	2016	2015
Supplies	$42,600	$41,658
Stockpile	2,836	2,230
Work in process	21,428	17,228
Finished goods	9,449	8,964
	$76,313	$70,080

The cost of inventories recognized as an expense for the three months ended March 31, 2016 was $76,603 (three months ended March 31, 2015: $33,269) and is included in total operating costs.

Condensed Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

9.	MINERAL INTERESTS AND PLANT AND EQUIPMENT

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2016	$714,011	$736,408	$596,077	$2,046,496
Additions	2,578	1,546	22,086	26,210
Disposals	-	-	(121)	(121)
Change in reclamation provision	3,724	3,418	-	7,142
Balance at March 31, 2016	$720,313	$741,372	$618,042	$2,079,727
Accumulated Depreciation and Depletion
Balance at January 1, 2016	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Additions	(8,818)	-	(9,955)	(18,773)
Disposals	-	-	93	93
Balance at March 31, 2016	$(177,978)	$(121,000)	$(91,686)	$(390,664)
Carrying Amount at March 31, 2016	$542,335	$620,372	$526,356	$1,689,063

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2015	$551,787	$27,257	$317,691	$896,735
Acquired mineral interests(1)(2)(3)(4)	136,006	668,316	206,948	1,011,270
Additions	20,201	31,961	72,467	124,629
Disposals	-	-	(1,029)	(1,029)
Change in reclamation provision	6,017	8,874	-	14,891
Balance at December 31, 2015	$714,011	$736,408	$596,077	$2,046,496
Accumulated Depreciation and
Depletion
Balance at January 1, 2015	$(25,949)	$-	$(42,044)	$(67,993)
Additions(5)	(143,211)	(121,000)	(40,734)	(304,945)
Disposals	-	-	954	954
Balance at December 31, 2015	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Carrying Amount at December 31, 2015	$544,851	$615,408	$514,253	$1,674,512

(1)	Mineral interest additions relating to the acquisition of Rio Alto on April 1, 2015.
(2)	Includes the reclamation provision related the La Arena mine of $20,099 as a result of the acquisition of Rio Alto on April 1, 2015 (note 13).
(3)	Non-depletable mineral interests acquired include the La Arena sulfide project, the Shahuindo project and other exploration projects.
(4)

Upon declaration of commercial production the carrying value of mineral interests associated with the Shahuindo project included in non-depletable mineral interests will be transferred to depletable mineral interests.

(5)	Includes $99,000 and $121,000 in accumulated impairment losses in depletable and non-depletable mineral interests, respectively.

8	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

a)	Segmented mineral interests

A summary by segment of the carrying amount of mineral interests is as follows:

	Mineral Interests
		Non-	Plant &	March 31,	December 31,
Segment	Depletable	Depletable	Equipment	2016	2015
Silver	$509,612	$27,264	$268,009	$804,885	$813,883
Gold (1)	32,723	593,108	258,347	884,178	860,629
Carrying
Amount	$542,335	$620,372	$526,356	$1,689,063	$1,674,512

(1)	The Company’s 100% interest in the Shahuindo project is included in the Gold reportable operating segment as non-depletable mineral interests.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2016	2015
Trade payables	$49,079	$45,079
Accrued trade and other payables	13,732	36,881
Accrued payroll and related benefits	9,372	17,788
	$72,183	$99,748

11.	DEBT

	March 31,	December 31,
	2016	2015
Beginning balance	$35,000	$49,804
Borrowings/additions	-	35,000
Repayments	-	(50,000)
Commitment fees and other	-	196
	$35,000	$35,000

a)	Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired debt in the form of a $35,000 credit facility agreement (the “Loan”). The funds were used for general working capital purposes. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine.

The Loan had an original one-year term, maturing June 16, 2015 and bearing interest at 30-day LIBOR plus 2.60%. Upon maturity, the loan was extended by an additional nine months to March 16, 2016 and was further amended to reflect a maturity date of April 16, 2016. All other terms remained per the original contract.

On April 8, 2016, the Loan was repaid using the proceeds of a new credit facility (note 26b)).

Condensed Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

b)	Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio.

Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $210 for the three months ended March 31, 2016 (three months ended March 31, 2015: $nil). The term for the Revolving Facility is 3 years. Proceeds from the loan may be used for general corporate purposes.

As at March 31, 2016, the Company had not drawn on the Revolving Facility. The Company is currently in compliance with all covenants associated with the Revolving Facility.

12.	LEASE OBLIGATIONS

	March 31,	December 31,
	2016	2015
Beginning balance	$13,862	$-
Additions(1)	-	20,016
Payments	(1,807)	(5,729)
Accrued interest	146	159
Foreign exchange loss (gain)	642	(584)
Ending balance	$12,843	$13,862

(1)	Additions in the prior year include $19,340 related to a sale-leaseback transaction and $676 in other finance leases.

	March 31,	December 31,
	2016	2015
Current portion	$6,543	$6,151
Non-current portion	6,300	7,711
	$12,843	$13,862

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired a lease obligation in the form of a sale-leaseback agreement entered into on January 29, 2015 for the La Ramada substation (“La Ramada”) in Peru. La Ramada was sold for $20,704 in exchange for cash, and a deferred gain of $622 was recognized and is being amortized over the term of the sale-leaseback. Subsequent to the sale of La Ramada but on the same date, a leaseback transaction was entered into in the amount of $20,704 for a term of three years with quarterly instalments of interest and principal at an effective interest rate of 6.95% and $1,154 in principal on the lease was immediately repaid. The agreement is a finance lease and a corresponding asset has been recognized within mineral interests.

Concurrent with the sale-leaseback agreement, a cross-currency swap (the “Currency Swap”) was entered into in the amount of $23,600 at a fixed exchange rate of 2.96 Peruvian soles to one USD with quarterly instalments of principal and interest over a 3-year term. The changes in the fair value of the Currency Swap are recognized in the statement of operations as an unrealized gain or loss. At March 31, 2016, the Currency Swap had a fair value of $1,928 (note 22) and is included in other non-current liabilities.

10	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

For the three months ended March 31, 2016, an unrealized gain of $814 was recorded in the statement of operations.

13.	RECLAMATION PROVISION

	March 31,	December 31,
	2016	2015
Beginning balance	$39,524	$3,529
Accretion expense	712	1,003
Additions to reclamation provision(1)	-	28,975
Revisions in estimates and obligations	7,142	6,017
Ending balance	$47,378	$39,524

(1)	Additions to reclamation provision in the prior year relate to the La Arena mine and the Shahuindo mine as a result of the acquisition of Rio Alto on April 1, 2015.

The Company’s environmental permits require that it reclaim any land it disturbs during mine development, construction and operation. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligations arising from its activities to March 31, 2016 to be $47,378 (December 31, 2015: $39,524).

In determining the discount rate to be used in the calculation of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place.

The present value of the combined future obligation has increased by $7,142 at March 31, 2016 (December 31, 2015: $6,017) as a result of the impact of the change in estimates in respect of mine life, estimated reclamation costs, discount and inflation rates and current period disturbance.

14.	REVENUES

	Three Months Ended
		March 31,
	2016	2015
Silver	$68,625	$75,062
Gold	56,842	2,591
Lead	2,161	2,374
Zinc	4,505	5,255
	$132,133	$85,282

15.	PRODUCTION COSTS

	Three Months Ended
		March 31,
	2016	2015
Consumption of raw materials and consumables	$27,999	$20,037
Employee compensation and benefits	11,590	5,580
Contractors and outside services	17,929	4,745
Other expenses	2,568	766
Changes in inventory	(1,075)	(7,184)
	$59,011	$23,944

Condensed Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

16.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended
		March 31,
	2016	2015
Salaries and benefits	$3,043	$2,962
Share-based payments	1,661	563
Consulting and professional fees	1,419	999
Administrative and other	1,756	1,289
	$7,879	$5,813

17.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share-based compensation arrangements are denominated in CAD and include Tahoe Share Plan Options and the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition (“Share Options”), as well as Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively referred to as the “Share Plan”).

At March 31, 2016, the Company has the following share-based payment arrangements:

a)	Share Options

The Share Plan entitles key management personnel and employees to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

The number and weighted average exercise price in CAD of Share Options outstanding at March 31, 2016 and December 31, 2015 are as follows:

	Weighted average	Number of
	exercise price	Share Options
Outstanding at January 1, 2015	$14.49	1,547,659
Granted	12.97	4,561,579
Exercised	8.80	(1,561,218)
Forfeited	16.91	(264,000)
Expired	12.62	(215,563)
Outstanding at December 31, 2015	14.92	4,068,457
Granted	12.38	1,081,000
Exercised	9.66	(214,147)
Expired	17.64	(221,865)
Outstanding at March 31, 2016	$14.44	4,713,445

12	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The following table summarizes information about share options outstanding and exercisable at March 31, 2016 (exercise range and prices in CAD):

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Exercise		exercise	remaining		exercise	remaining
price range	Outstanding	price	life (years)	Exercisable	price	life (years)
$ 7.47-12.57	1,447,058	$11.42	4.27	366,058	$8.58	2.28
$12.58-13.88	856,520	$13.03	1.07	856,520	$13.03	1.07
$13.89-15.68	1,134,595	$15.49	3.55	147,595	$14.19	0.44
$15.69-16.43	800,616	$16.07	1.26	800,616	16.07	1.26
$16.44-23.68	474,656	$20.98	1.49	383,656	$20.99	1.06
	4,713,445	$14.44	2.72	2,554,445	$14.61	1.27

During the three months ended March 31, 2016, 214,147 share options were exercised and the cash proceeds received were $1,565 (three months ended March 31, 2015: 16,437 share options exercised for cash proceeds of $84).

During the three months ended March 31, 2016, the Company recorded $780 of compensation expense relating to Share Options in general and administrative expenses (three months ended March 31, 2015: $120).

b)	DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.	DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the “general DSA vesting terms”).

The number of DSAs outstanding at March 31, 2016 and December 31, 2015 is as follows:

Outstanding at January 1, 2015	285,667
Granted	219,000
Shares issued	(140,667)
Cancelled/forfeited	(14,000)
Outstanding at December 31, 2015	350,000
Shares issued	(45,000)
Outstanding at March 31, 2016	305,000

There were no DSAs granted during the three months ended March 31, 2016 or 2015.

Condensed Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

During the three months ended March 31, 2016, 45,000 DSAs vested and common shares of the Company were issued to the recipients under the provisions of the Share Plan. As a result, $621 was transferred to share capital from share based payments reserve (three months ended March 31, 2015: 73,667 DSA’s vested and $1,575 was transferred to share capital).

During the three months ended March 31, 2016, the Company recorded $704 of compensation expense relating to DSAs in general and administrative expenses (three months ended March 31, 2015: $666).

ii.	RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at March 31, 2016 and December 31, 2015.

There were no RSAs granted during the three months ended March 31, 2016 and 2015 and therefore no compensation expense relating to the vesting and issuance of RSAs was recorded in general and administrative expenses.

c)	SARs

The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.

The number of SARs outstanding at March 31, 2016 and December 31, 2015 is as follows:

Number of SARs
Outstanding at January 1, 2015	73,000
Issued	30,000
Exercised	(60,000)
Outstanding at December 31, 2015	43,000
Issued	135,000
Outstanding at March 31, 2016	178,000

Exercisable at December 31, 2015	2,000
Exercisable at March 31, 2016	30,000

At March 31, 2016, vested SARs had a weighted average intrinsic value of CAD($1.59) per share (December 31, 2015: CAD($5.36)).

At March 31, 2016, the Company has recognized other current and long-term liabilities for SARs of $192 and $26, respectively (December 31, 2015: $32 and $9, respectively).

14	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

During the three months ended March 31, 2016, the Company recorded $177 of compensation expense relating to SARs in general and administrative expenses (three months ended March 31, 2015: ($224)).

The following table summarizes information about SARs outstanding and exercisable at March 31, 2016 (grant price range in CAD):

		Exercised/
Grant price range	Issued	Cancelled	Outstanding	Exercisable
$6.40-12.87	407,000	(260,000)	147,000	30,000
$13.35-16.57	65,000	(59,000)	6,000	-
$18.00-23.31	102,500	(77,500)	25,000	-
	574,500	(396,500)	178,000	30,000

d)	Inputs for measurement of fair values

The grant date fair values of Share Options are measured based on the Black-Scholes Model. There were no Share Options granted during the three months ended March 31, 2015.

The weighted average inputs used and grant date fair values of Share Options granted during the three months ended March 31, 2016 are as follows:

	Three Months Ended
		March 31,
	2016	2015
Share price	$12.14	$-
Exercise price	$12.42	$-
Expected volatility(1)	51%	-%
Expected life (years)	3.50	-
Expected dividend yield	2.52%	-%
Risk-free interest rate	0.57%	-%
Pre-vest forfeiture rate	4.11%	-%
Fair value	$3.96	$-

(1)	The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common shares on the Toronto Stock Exchange.

The weighted average inputs used and grant date fair values of SARS granted during the three months ended March 31, 2016 and 2015 are as follows:

	March 31,	March 31,
	2016	2015
Share price	$12.64	$23.31
Exercise price	$12.38	$23.31
Expected volatility	52%	50%
Expected life (years)	5.00	5.00
Risk-free interest rate	0.61%	1.48%
Fair value	$5.74	$10.44

The fair value of SARs has been re-measured at March 31, 2016. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period.

Condensed Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The weighted average inputs used in the re-measurement of the fair value (CAD$) of the SARs are as follows:

	March 31,	March 31,
	2016	2015
Share price	$13.02	$13.88
Exercise price	$13.82	$12.03
Expected volatility	52%	53%
Expected life (years)	4.51	1.81
Risk-free interest rate	0.61%	0.60%
Fair value	$5.41	$6.28

e)	Authorized share capital

The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;
•	Common shares are without special rights or restrictions attached;
•	Common shares have voting rights; and
•	Common shareholders are entitled to receive dividend payments.

At March 31, 2016, there were 227,660,828 common shares of the Company issued and outstanding (December 31, 2015: 227,401,681).

18.	INCOME TAX EXPENSE

a)	Income tax reconciliation

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Three Months Ended
		March 31,
	2016	2015
Earnings before income taxes	$47,636	$37,821
Statutory tax rate	26.00%	26.00%
Income tax expense	12,385	9,834
Reconciling items:
Difference between statutory and foreign tax rates	(635)	(6,357)
Non-deductible share-based payments	170	496
Impact of foreign exchange on deferred income tax assets and liabilities	(3,516)	-
Non-deductible expenses	534	1,120
Change in unrecognized deferred tax assets	890	838
Income tax expense	$9,828	$5,931

16	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

19.	EARNINGS PER SHARE

		Three Months Ended			Three Months Ended
		March 31, 2016			March 31, 2015
		Weighted			Weighted
		average	Earnings		average	Earnings
	Net	shares	per	Net	shares	per
	Earnings	outstanding	share	Earnings	outstanding	share
Basic EPS(1)	$37,808	227,759,571	$0.17	$31,890	147,851,637	$0.22
Effect of dilutive securities:
Share options	-	138,708	-	-	279,979	-
Diluted EPS	$37,808	227,898,279	$0.17	$31,890	148,131,616	$0.22

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 305,000 DSAs (year ended December 31, 2015: 350,000 DSAs).

At March 31, 2016, 4,713,445 Share Options and 305,000 Share Awards were outstanding of which 4,574,737 and nil, respectively, were anti-dilutive (year ended December 31, 2015: 4,068,457 and nil, respectively) because the underlying exercise prices exceeded the average market price for the three months ended March 31, 2016 of CAD$12.13 (year ended December 31, 2015: CAD$14.01).

During the three months ended March 31, 2016, the Company declared and paid to its shareholders dividends of $0.02 per month per common share for total dividends of $13,657 (three months ended March 31, 2015: $8,861).

Subsequent to March 31, 2016, the Company declared dividends of $0.02 per common share for the month of April for total dividends payable on April 30, 2016 of $5,999.

20.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended
		March 31,
	2016	2015
Trade and other receivables	$12,546	$(5,905)
Inventories	(4,803)	(8,963)
Other current assets	395	357
Other non-current assets	(14,439)	(1,158)
Accounts payable, accrued liabilities, and other non-current liabilities	(20,607)	(624)
Changes in working capital	$(26,908)	$(16,293)

21.	SEGMENTED INFORMATION

The Company conducts its business in two reportable segments based on the primary metal produced: gold and silver. For both reportable segments, the principal business activities are the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests. Mineral interests, plant and equipment are situated in Guatemala and Peru, and silver revenues are generated by the Company’s Escobal mine in Guatemala and gold revenues are generated at the La Arena mine in Peru. Substantially all of the cash and cash equivalents are denominated in United States dollars and are held in Canada and Peru. The corporate office located in Reno, Nevada, USA, and provides financial, human resource and technical support to the mining and exploration activities.

Condensed Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Significant information relating to the Company’s reportable operating segments at March 31, 2016 and December 31, 2015 is summarized as follows:

	Silver segment		Gold segment		Total
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2016	2015	2016	2015	2016	2015
Mineral Interests	$804,885	$813,883	$884,178	$860,629	$1,689,063	$1,674,512
Goodwill	$-	$-	$57,468	$57,468	$57,468	$57,468
Total assets	$959,160	$970,726	$1,046,700	$1,031,735	$2,005,860	$2,002,461
Total liabilities	$32,227	$35,759	$282,266	$302,671	$314,493	$338,430

Significant information relating to the Company’s reportable operating segments for the three months ended March 31, 2016 and 2015 is summarized as follows:

	Silver segment		Gold segment(1)(2)		Total
	Three Months Ended		Three Months Ended		Three Months Ended
		March 31,		March 31,		March 31,
	2016	2015	2016	2015	2016	2015
Revenues	$78,168	$85,282	$53,965	$-	$132,133	$85,282
Production costs	$32,614	$23,944	$26,397	$-	$59,011	$23,944
Royalties	$919	$6,997	$-	$-	$919	$6,997
Depreciation and depletion	$12,972	$9,325	$4,620	$-	$17,592	$9,325
Mine operating earnings	$31,662	$45,016	$22,949	$-	$54,611	$45,016
Earnings from operations	$24,110	$38,688	$22,245	$-	$46,355	$38,688
Net income tax expense	$7,014	$5,931	$2,814	$-	$9,828	$5,931
Net earnings	$19,875	$31,890	$17,933	$-	$37,808	$31,890
Capital Expenditures	$5,293	$10,385	$22,655	$-	$27,948	$10,385

(1)	The Gold segment includes information from the La Arena mine. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.

(2)	Gold segment information is not applicable for the three months ended March 31, 2015 as the acquisition of Rio Alto occurred during the three months ended June 30, 2015.

The Company’s consolidated revenues from continuing operations for the year ended December 31, 2015 are disclosed in note 14.

The Company has contracts with a number of customers for its concentrate sales. For the three months ended March 31, 2016, the Company’s top three concentrate customers account for 92% of revenues, (three months ended March 31, 2015: top three customers accounted for 90% of revenues). The concentrate revenues by customer for the three months ended March 31, 2016 are 47%, 25% and 20% (three months ended March 31, 2015: 36%, 28% and 26%). During the three months ended March 31, 2016 and 2015, no other customer accounted for more than 10% of concentrate sales.

The Company has one contract to sell gold doré from the gold segment and therefore 100% of sales are accounted for by one customer.

The Company has determined that the loss of any single customer or curtailment of purchases by any one customer for either concentrate or doré sales, would not have a material adverse effect on the Company’s results of operations, financial condition and cash flows due to the nature of the metals market.

18	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

22.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, VAT and other non-current receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

•	Cash and cash equivalents, restricted cash, trade and other receivables, VAT and other non-current receivables and other financial assets are classified as loans and receivables and are measured at amortized cost;
•	Trade and other receivables, which are subject to provisional pricing adjustments, and currency swaps are measured at FVTPL; and
•	Accounts payable and accrued liabilities, debt and lease obligations are classified as other financial liabilities.

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At March 31, 2016 and December 31, 2015, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

		March 31, 2016		December 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments(1)	$687	$-	$-	$544	$-	$-
Provisionally priced trade receivables	-	15,006	-	-	17,239	-
Currency swap(2)	-	-	1,928	-	-	2,742
	$687	$15,006	$1,928	$544	$17,239	$2,742

(1)	Investments are included in other current assets
(2)	The currency swap is included in other non-current liabilities (note 12)

Condensed Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The carrying value of cash and cash equivalents, restricted cash, VAT and other non-current receivables, accounts payable and accrued liabilities, debt and lease obligations approximate their fair value given the short term to maturity.

There were no transfers between Level 1, 2 or 3 during the three months ended March 31, 2016.

23.	FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

a)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables and cash and cash equivalents.

There has been no significant change to the Company’s exposure to credit risk since

December 31, 2015 and the Company deems this risk to be minimal.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

There has been no significant change to the Company’s exposure to liquidity risk since December 31, 2015 and the Company deems this risk to be minimal.

c)	Market Risk

The Market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i.	Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents, VAT receivable and accounts payable that are denominated in a currency other than the USD.

There has been no significant change to the Company’s exposure to foreign exchange risk since December 31, 2015 and the Company deems this risk to be minimal.

ii.	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At March 31, 2016, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the credit facility, loan and finance leases.

20	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

There has been no significant change to the Company’s exposure to interest rate risk since December 31, 2015 and the Company deems this risk to be minimal.

iii.	Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices.

There has been no significant change to the Company’s exposure to price risk since December 31, 2015 and the Company deems this risk to be at an acceptable level and has entered into no hedging contracts.

24.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

		March 31,	December 31,
	Notes	2016	2015
Shareholders’ equity		$1,691,367	$1,664,031
Debt	11a	35,000	35,000
Lease obligations	12	12,843	13,862
		1,739,210	1,712,893
Less: cash and cash equivalents	6	(90,790)	(108,667)
Less: restricted cash		(2,500)	(2,500)
		$1,645,920	$1,601,726

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2015.

25.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

26.	EVENTS AFTER THE REPORTING PERIOD

a)	Business acquisition agreement

Terms of the Business Combination

On April 1, 2016 (the “Acquisition Date”), the Company completed the previously announced acquisition of Lake Shore Gold pursuant to a statutory plan of arrangement (the “Arrangement”).

Condensed Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore Gold on March 31, 2016 and received final court approval on April 1, 2016.

The Arrangement was completed pursuant to the terms of a definitive arrangement agreement dated February 8, 2016 between the Company and Lake Shore Gold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, LakeShore Gold became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore Gold (each a “Lake Shore Gold Share”) were transferred to the Company in consideration for the issuance by theCompany of 0.1467 of a common share for each Lake Shore Gold Share (each whole common share a “Tahoe Share”).

In connection with the closing of the Arrangement, the Company issued an aggregate of 69,239,629 Tahoe Shares to the former shareholders of Lake Shore Gold. On closing of the Arrangement, the Company has 297,096,329 common shares issued and outstanding, with former Lake Shore Gold shareholders holding approximately 23% on an undiluted basis. The Company has authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of former stock options to acquire Lake Shore Gold Shares.

Total consideration paid was based on the April 1, 2016 opening price of Tahoe Shares on the TSX of CAD$12.75 and a CAD to USD foreign exchange rate of 0.7665 and is comprised of the following:

	Shares
	Issued/Issuable	Consideration
Fair value estimate of the Tahoe share consideration	69,239,629	$676,670
Fair value estimate of the consideration for options(1)	1,621,877	8,436
Total consideration	70,861,506	$685,106

(1)

The fair value of the options were determined using the Black-Scholes option pricing model. The inputs and ranges, where applicable, used in the measurement of the fair value (CAD$) of the options are as follows:

Share price (CAD$) at April 1, 2016	$12.75
Exercise price (CAD$)	$2.79-25.97
Expected volatility	48.41%-62.60%
Expected life (years)	0.04-4.67
Expected dividend yield	2.46%
Risk-free interest rate	0.54-0.62%%
Fair value (CAD$)	$0.00-9.65
April 1, 2016 CAD$ to USD$ exchange rate	$0.77
Fair value (USD$)	$0.00-7.40

As at the date of these interim financial statements, the initial accounting for the business combination is not complete. The Company has not completed its preliminary analysis of the fair values of the assets acquired and the liabilities assumed.

22	Tahoe Resources Inc.

NOTES TO THE CONSOLIDATED FINANCIALS STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Convertible Debentures

Lake Shore Gold has outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which are governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase for cash all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”).

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. Lake Shore Gold has elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed by 95% of the volume weighted average trading price of Tahoe Shares for the 20 trading days ending on and including May 9, 2016. The accrued and unpaid interest on the Debentures will be paid in cash. Debentureholders maintain the right to convert the Debentures at any time prior to 5:00 pm (Toronto time) on May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. If all of the outstanding Debentures are converted by debentureholders at this conversion price, a total of approximately 10,811,895 Tahoe Shares will be issued on conversion. The Change of Control Offer expired on April 18, 2016 with no Debentures tendered.

b)	Credit Facility

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. This rate is subject to being reset on July 12, 2016. The Facility has a 2-year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay the $35 million Loan which was acquired as part of the acquisition of Rio Alto on April 1, 2015.

c)	Commercial Production

The Shahuindo mine achieved commercial production on May 1, 2016 based on criteria established by management which determined that the mine is operating as intended and has demonstrated the capability of sustained production. All pre-operating revenues from production have been credited against construction capital through April 30, 2016.

Condensed Interim Consolidated Financial Statements	23